LMI Aerospace, Inc. 8-K

Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
LMI AEROSPACE, INC.

PREAMBLE

The shareholders of LMI Aerospace, Inc. approved certain amendments (the “Amendments”) to the Restated Articles of Incorporation of LMI Aerospace, Inc. as then amended (the “Restated Articles as Amended”) pursuant to the terms of that certain Agreement and Plan of Merger dated as of February 16, 2017 by and among Sonaca S.A., Sonaca USA Inc., Luminance Merger Sub, Inc. and LMI Aerospace, Inc. (the “Agreement and Plan of Merger”). The shareholders of LMI Aerospace, Inc. approved the Amendments and effectively approved the restatement of the Restated Articles as Amended as further amended by the Amendments when they approved the adoption of the Agreement and Plan of Merger at the Special Meeting of Shareholders of LMI Aerospace, Inc. on June 8, 2017 (the “Special Meeting”). Of the 13,694,093 shares of common stock of LMI Aerospace, Inc. issued and outstanding as of the close of business on the record date of the Special Meeting, 10,447,164 votes were cast in favor of adoption of the Agreement and Plan of Merger, 56,193 voted against the Agreement and Plan of Merger and 4,739 abstained.

ARTICLE I

The name of the corporation is LMI Aerospace, Inc.

ARTICLE II

The address of the corporation’s registered office in the State of Missouri is 120 South Central Avenue, Clayton, Missouri 63105 and the name of the registered agent at that address is CT Corporation System.

ARTICLE III

The total number of shares the corporation shall have the authority to issue is 1,000 shares of common stock with the par value of $0.01 per share.

ARTICLE IV

The shareholders of the corporation shall have no preemptive right to acquire additional shares of stock of any class or series of the corporation, or any securities of the corporation convertible into such shares.

ARTICLE V

The number of directors to constitute the board of directors shall be two (2), and thereafter the number of directors shall be fixed by, or in the manner provided in, the Bylaws of the corporation.

ARTICLE VI

The corporation shall have a perpetual duration.

ARTICLE VII

The purpose of the corporation is to engage in any lawful business.

ARTICLE VIII

Cumulative voting is not allowed in the election of directors.

ARTICLE IX

The Board of Directors is authorized to adopt, amend or repeal the Bylaws of the corporation, but the shareholders may adopt additional Bylaws and may amend or repeal any Bylaw whether adopted by them or otherwise.

ARTICLE X

The corporation shall have the power, without further action by the shareholders of the corporation, to give any further indemnity in addition to the indemnity authorized or contemplated under the bylaws of this corporation to any person who is or was a director, officer, employee or agent, or to any person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or to enter into agreements with any of such persons providing such rights of indemnification as the corporation may deem appropriate; provided that no such indemnity shall indemnify any person from or on account of such person’s conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct. Any agreement entered into by the corporation with a director may be authorized by the other directors, and such authorization shall not be invalid on the basis that different or similar agreements may have been or may thereafter be entered into with other directors. Nothing in this Article XI shall be deemed to limit the power of the Corporation to enact bylaws or enter into agreements without shareholder adoption of the same.

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